Exhibit 99.1

Results of the Extraordinary General Meeting

On December 19, 2025 Hong Kong Time, Santech Holdings Ltd. (“Santech” or the “Company”) (NASDAQ: STEC) held its extraordinary general Meeting (the “EGM”) at Level 15, AIA Central, No. 1 Connaught Road Central, Central, Hong Kong and passed the following resolutions:

1.

THAT, AS A SPECIAL RESOLUTION, subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands being obtained, the existing English name of the Company shall be changed from “Santech Holdings Limited” to “BitVentures Limited”, and the existing Chinese name “三合智能控股有限公司” previously adopted and registered as the dual foreign name of the Company shall no longer be adopted such that the Company will have no dual foreign name in Chinese name, with effect from the date on which the Registrar of Companies in the Cayman Islands issues the certificate of incorporation on change of name of the Company (the “Change of Company Name”); and that any one director of the Company and/or the registered office provider of the Company be authorized to do all such acts and things and execute and deliver all such documents, including under seal where appropriate, as he/she consider(s) necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Change of Company Name and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.

2.

THAT, with immediate effect on the date of the termination of the Company’s deposit agreement dated March 25, 2021 among the Company the Depositary for the Company’s American Depositary Shares (the “ADSs”), and owners and holders of ADSs issued thereunder as determined by any one director of the Company in his or her absolute discretion, every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each be consolidated into one (1) ordinary share of par value US$0.0020 each (the “Share Consolidation”), with all fractional Consolidated Shares resulting from the Share Consolidation not be issued to holders of the same, but instead any fractional interest in Consolidated Ordinary Shares that would otherwise result from the Share Consolidation shall be rounded up to the next whole share if the fractional interest is equal to or greater than one-half of a share, and rounded down to the next whole share if the fractional interest is less than one-half of a share, such that the authorized share capital of the Company will be changed from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$50,000 divided into 25,000,000 ordinary shares of par value US$0.0020 each.

3.

THAT, with immediate effect on the date of and following the Share Consolidation, the authorized share capital of the Company be increased from US$50,000 divided into 25,000,000 ordinary shares of US$0.0020 par value, to US$200,000 divided into 100,000,000 ordinary shares of par value US$0.0020 each, by the creation of an additional 75,000,000 authorized ordinary shares of par value US$0.0020 each in the capital of the Company (the “Increase of Authorized Share Capital”).

4.	THAT, AS A SPECIAL RESOLUTION, conditional upon and with effect on all the Change of Company Name, the Share Consolidation, and the Increase of Authorized Share Capital becoming effective:

(a)

the third amended and restated memorandum and articles of association of the Company (the “New M&A”), in the form of the document marked “A” as produced at the EGM and for purpose of identification initialed by the chairman of the EGM, be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company; and

(b)

the registered office provider of the Company be authorized and instructed to file the New M&A and any special resolutions passed with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to the New M&A in the Cayman Islands.

5.	THAT Lawrence Wai LOK, a director of the Company appointed to fill a casual vacancy and offers himself for re-election, be re-appointed and re-elected as a director of the Company.

6.

THAT Wing To Howard CHAN, an independent director of the Company appointed to fill a casual vacancy and offers himself for re-election, be re-appointed and re-elected as an independent director of the Company.

7.	THAT Fai KAM, an independent director of the Company appointed to fill a casual vacancy and offers himself for re-election, be re-appointed and re-elected as an independent director of the Company.

8.

THAT any one director and/or any one officer of the Company be authorized, approved, ratified and directed, on behalf of the Company, to execute and deliver, and (where required) to affix the common seal of the Company to, such further documents and take such further actions as such director or officer shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of the foregoing resolutions.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com